October 9, 2012

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Marriott International, Inc.

Form 10-K for Fiscal Year Ended December 30, 2011

File No. 001-13881

Dear Ms. Blye,

This letter confirms that Marriott International, Inc. (“Marriott”) received the September 28, 2012 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission regarding Marriott’s Annual Report on Form 10-K for the fiscal year ended December 30, 2011 (filed February 16, 2012).

Marriott hereby requests that the Staff permit Marriott to provide its response to the comments by October 29, 2012, which is ten business days after the originally requested response date.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact the undersigned at (301) 380-7824 or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671.

Sincerely,

/s/ Ward R. Cooper

Ward R. Cooper

Vice President and Assistant General Counsel

cc:	Pradip Bhaumik, Special Counsel, Office of Global Security Risk